The undersigned, as an officer and/or director of

Albany International Corp., a Delaware corporation

("the Company"), hereby authorizes THOMAS H. HAGOORT,

CHARLES J. SILVA, JR. AND KATHLEEN M. TYRRELL, and

each of them with full power to act without the

others, to sign and file, or cause to be filed, on

behalf of the undersigned, any forms and other

documents, including without limitation Forms 3 and 4

or any other forms hereafter substitute therefor,

required or permitted to be filed by the undersigned

pursuant to Section 16(a) of the Securities Exchange

Act of 1934, as amended, or rules or regulations

promulgated thereunder.

The authorization of a person named above shall

automatically terminate at such time as such person

ceases to be an employee of the Company.  The

undersigned may terminate the authorization of any

such person at any time by delivering written notice

of termination to the Company.

Date: November 21, 1997

/s/ William M. McCarthy